UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

January 2, 2003

Christopher T. Screen
Assistant Secretary
Entergy Corporation
P.O. Box 61000
New Orleans, LA 70161

Re: Entergy Corporation
Incoming letter dated December 19, 2002

Dear Mr. Screen:

This is in response to your letter dated December 19, 2002 concerning the shareholder proposal submitted to Entergy by James B. Massey. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

Enclosures

cc: James B. Massey
3914 West Shore Drive
Edgewater, MD 21037-3803

Entergy

Entergy Corporation
P.O. Box 61000
New Orleans, LA 70161
Tel 504 576 4212
Fax 504 576 4150

Christopher T. Screen
Assistant Secretary
cscreen@entergy.com

December 19, 2002

Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Entergy Corporation Exclusion From Proxy Materials of Shareholder Proposal Submitted by James B. Massey

Ladies and Gentlemen:

Entergy Corporation (the "Company") received a shareholder proposal from James B. Massey for inclusion in the Company's proxy materials for the 2003 annual shareholders' meeting. The proposal (copy attached), if implemented, would prohibit the Company from using the same independent auditing firm for more than three years within a six year period.

Subject to the staff's response, the Company intends to exclude the proposal from its proxy materials because the proposal relates to the Company's ordinary business operations under Rule 14a-8(i) (7). The Company respectfully requests confirmation that the staff will not recommend enforcement action against the Company for excluding the proposal from its proxy materials pursuant to these rules.

I am enclosing six copies of this letter and the proposal, together with the supporting statement, as submitted by the proponent. We are also forwarding a copy of this letter to the proponent as notice of the Company's intention to exclude the proposal from the proxy materials.

DISCUSSION

Rule14a-8(i) (7) permits the exclusion of shareholder proposals dealing with matters relating to a company's ordinary business operations. As provided under Delaware law, the board of directors of a company manages the business and affairs of the company. The board's audit committee appoints the company's independent auditors.

The proposal would require the audit committee to select a new auditing firm whether or not the audit committee considered such a change to be in the best interests of the Company or its stockholders. The proposal would foreclose the audit committee's conduct of the Company's ordinary business operations by mandating a change in auditors notwithstanding the audit committee's business judgment on the auditor's qualifications and expertise. Under the proposal, an audit committee could review the qualifications and expertise of all major accounting firms, determine to retain the current auditors, but that business judgment would be negated by the proposal.

The selection of independent auditors is within the meaning of ordinary business. The staff has concurred over the past two decades that proposals limiting the term of the auditors are excludable as related to the conduct of the ordinary business of those companies. ConAgra Foods, Inc. (June 14, 2002); Transamerica Corporation (March 8, 1996); General Electric Company (December 28, 1995); BankAmerica Corporation (December 15, 1995); Pacific Gas and Electric Company (January 26, 1993); Pacific Gas and Electric Company (January 26, 1993); Pacific Gas and Electric Company (January 18, 1991); Texaco Inc. (August 23, 1993); Southern New England Telecommunications Company (February 11, 1991); Monsanto Company (January 17, 1989); BankAmerica Corporation (February 27, 1986); ITT Corporation (January 22, 1986); Mobil Corporation (January 3, 1986); Consumers Power Company (January 3, 1986); Ohio Edison Company (December 30, 1985); Pacific Gas and Electric Company (December 30, 1985); and Firestone Tire & Rubber Company (November 25, 1980).

The Company respectfully submits that the proposal, which addresses the selection and the method of selecting the Company's independent auditors, is excludable under Rule 14a-8(i) (7) as it relates to the Company's ordinary business operations.

CONCLUSION

Based upon the foregoing, the Company respectfully requests that the staff confirm, at its earliest convenience, that it will not recommend any enforcement action if the Company excludes the proposal from the proxy materials for its 2003 annual shareholders' meeting in reliance on Rule 14a-8(i) (7).

If you have any questions regarding this mater or as soon as a staff response is available, would you kindly call the undersigned at (504) 576-4212.

Sincerely,

Christopher T. Screen

CTS/slc
Enclosures

NOV 15 2002

3914 West Shore Drive
Edgewater, MD
21037-3803
November 12, 2002

Mr. Michael G. Thompson, Secretary
Entergy Corporation
P. O. Box 61000
New Orleans, LA 70113

Dear Mr. Thompson:

Herewith is a resolution that I plan to submit at the 2003 annual meeting of stockholders.

Yours Truly,

James B. Massey

Enc.

PROPOSAL:

The Board of Directors shall not utilize a specific auditing entity for more than 3 years within any 6 year period.

STATEMENT OF SECURITY HOLDER:

Reasons: Auditing is not a pure science, therefore it is subject to judgements, variable standards, missapplications and misinterpretations. This results in the stockholders not being able to obtain adequate financial information. The use of Pro Forma statements and off-the-books accounting has diluted the validity of some audits.

This proposal allows the Board of Directors to continue to select the auditing firm but gives the stock holders a chance to obtain a different opinion of the status of the company at least every three years.

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

January 2, 2003

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Entergy Corporation
Incoming letter dated December 19, 2002

The proposal requires that the board of directors not use the same "auditing entity for more than 3 years within any 6 year period."

There appears to be some basis for your view that Entergy may exclude the proposal under rule 14a-8(i)(7), as relating to ordinary business matters (i.e., the method of selecting independent auditors). Accordingly, we will not recommend enforcement action to the Commission if Entergy omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Sincerely,

Grace K. Lee
Special Counsel